FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   February 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

| Contact: | **Elana Holzman** | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
| | **Kevin Mannix** | Teva North America | (215) 591-8912 |

For Immediate Release

TEVA ANNOUNCES APPROVAL OF GENERIC FOSAMAX® TABLETS, 5 MG, 10 MG, 35 MG, 40 MG AND 70 MG

Jerusalem, Israel, February 6, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Merck's osteoporosis treatment Fosamax® (Alendronate Sodium) Tablets, 5 mg, 10 mg, 35 mg, 40 mg and 70 mg. Shipment of the product will begin immediately.

As the first company to file an ANDA containing a paragraph IV certification for this product, Teva has been awarded a 180-day period of marketing exclusivity.

The brand product had annual sales of approximately $1.9 billion in the United States for the twelve months ended September 30, 2007, based on IMS sales data.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                            (Registrant)

By: /s/ Dan Suesskind
                                           Name: Dan Suesskind
                                           Title: Chief Financial Officer

Date: February 06 , 2008